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MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, California 92614

December 8, 2006

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0506

      Re: Form N-6 Registration Statement for Variable Additional Insurance
          Options to be Issued through MetLife Investors USA Variable Life Account A (File No. 333-131665)

Dear Mr. Lamont:

MetLife Investors USA Insurance Company (the "Depositor") and MetLife Investors USA Variable Life Account A (the "Registrant"), acknowledge with respect to the above referenced filing that:

     . Should the Commission or the Staff, acting pursuant to delegated authority, permit the filing to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and

     . The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the filing to go effective pursuant to Rule 485(b)(1)(vii), does not relieve the Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or further comments, please call Mary Thornton at
(202) 383-0698 or Jack Connolly at (617) 578-3031.

Very truly yours,
MetLife Investors USA Insurance Company

By: /s/ Richard C. Pearson
    ----------------------------
    Richard C. Pearson
    Executive Vice President and
    General Counsel

Cc: Mary E. Thornton, Partner
    Sutherland Asbill & Brennan LLP

    John E. Connolly, Jr., Esq.
    Assistant General Counsel
    Metropolitan Life Insurance Company